Filed by Cameron International Corporation
Commission File No. of Subject Company: 1-13884
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: NATCO Group, Inc.
Commission File No. of Subject Company: 001-15603

Cameron provided the following information to its employees on the following website: www.WelcometoCameron.com.

Frequently Asked Questions – Week of June 22, 2009

1.	Does Cameron offer Domestic Partner benefits?
Cameron offers Domestic Partner benefits in countries where such benefits are required by law. Cameron does not offer Domestic Partner benefits in the U.S.
2.	What is Cameron's bonus structure for Management?

Cameron’s Management Incentive Compensation Plan is described in the Compensation Discussion and Analysis (C D & A) section of our Proxy Statement filed with the Securities and Exchange Commission in March 2009.  The Proxy Statement is available on our website at http://www.c-a-m.com/content/ir/annualreports.cfm.

3.	What will happen to the building they occupy off Beltway 8? Will the logo remain on the building? Or change to Cameron?
No decision has been made as to where the new Division will be located after closing or what signage would be used at that time.
4.	Does Cameron (Petreco) have their own drafting department? If so, what programs do they use? And where are they located?

Each of Cameron’s Division has its own design / drafting departments. The current programs used at Petreco are as follows:
N&SA -Autocad
EACR - Autocad, Cadworks and Inventor
APME - Autocad, and Cadworks

5.
In reading the question and answer to #7 in FAQ, should the answer be Q3 not Q4 in terms of shareholder approval?  If the transaction is expected to be approved by the end of Q3, I would think that the shareholder approval has to take place during Q3 also.

It is currently projected that the shareholder meeting for approval of the merger will be held in Q3.  However, as of today, no exact date has been scheduled.  Timing of the meeting and satisfaction of all the conditions necessary to close are largely dependent on the time it will take to achieve regulatory clearance from the Securities and Exchange Commission and either the Department of Justice or Federal Trade Commission.

6.
Looking at the Cameron and NATCO capabilities it is pretty obvious there is a lot of complimentary capability that can add value, growth and development from both sides here. Being through mergers like this in the past and having experience with it, it was critical to have teams working on identifying and implementing complimentary capabilities at different levels. Is there a plan for something similar here?

Integration teams have been formed and are working on developing plans for the implementation of the merger once it closes.  It is important to remember, however, that until the merger is completed, the two companies remain separate entities and must continue to operate independently of each other.

7.	What are the opportunities for current NATCO employees to move to a different division/location within Cameron?

After the effective date of the merger, all employees will have the opportunity to move throughout the different divisions /locations within Cameron. It is important to remember, however, that until the merger is completed, the two companies remain separate entities and must continue to operate independently of each other.

8.
How does Cameron view NATCO Canada? Is NATCO Canada being seen as a place for enormous opportunities for providing equipment and after sale services in  the oil and gas industry, not just in Alberta, Saskatchewan, BC, Newfoundland Canada but worldwide. Do you consider NATCO Canada a key strategic location for producing equipment with fine capabilities of engineering design, procurement and manufacturing? Please comment.

Matters such as these will be reviewed by the transition teams and addressed after the time of closing.  Until the merger is effective, the two companies must remain separate entities and each company should continue to operate independently of each other..

9.	I know it is probably too soon to ask this kind of question, but does Cameron have any intention to invest in the New Iberia shop to improve productivity and quality?

As discussed above, matters such as this will be reviewed by the transition teams and addressed after the time of closing.  Until the merger is effective, the two companies must remain separate entities and each company should continue to operate independently of each other.

10.	How will this impact NATCO's R&D department and the planned move to Houston?

Until the merger is effective, the two companies must remain separate entities and each company should continue to operate independently of each other; therefore, we are unable to provide comment on the impact of the merger in this regard.

11.	Will hourly employees’ pay rates change? Will they be given fair pay based on job analysis or will they still be paid at their current rates? How will this affect reviews and raises?
Due to regulatory requirements of the process we are going through, we are unable to answer specific questions on pay rates.
12.
I am under the impression Cameron does not execute major projects (> $100MM) and its revenue comes mostly from sales of large quantities of valves, compressors, etc. What is the sale price of the largest project Cameron has delivered?  Also, how is the project department organized? Functional, Matrix or Projectized?

Most of Cameron’s Divisions handle major projects. As an example, within our Subsea Division, we were awarded during 2008 two separate subsea projects off the West African coast, one in excess of $600 million and the other in excess of $800 million.  Dedicated project teams operate within each DPS business.

13.	Does Cameron have a leadership and development program in place for its employees?
Cameron has a number of Leadership and Development programs that it makes available to their employees. Cameron also has an on-line skills development program.
14.	In regards to our vacation hours with NATCO, will our hours roll over with Cameron? What is Cameron’s vacation policy?
Cameron’s vacation policies have been discussed previously – please see Question 4 for the week of June 15th.
15.
I know you are limited as to what you can answer, but in regards to vacation time, when will we be notified as to whether or not vacation time will be rolled over. I have over 200 hrs of vacation time accrued, if it does not roll over, I would like to start using it, or have time to use it, before I lose it.

Cameron’s vacation policies have been discussed previously – please see Question 4 for the week of June 15th. We are at this stage unable to respond to the specific question raised above. Until the merger is effective, the two companies must remain separate entities, which means that employees of each company should continue to conduct themselves in the ordinary course of business.

16.	If someone has vacation that is banked will we have to take them before the year is up, or will it roll over, or will we lose it, or be paid for it.
See answer to question 15.

Forward-Looking Statements

Information set forth in this document may contain forward-looking statements, which involve a number of risks and uncertainties.  Cameron cautions readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Cameron and NATCO, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to satisfy the closing conditions of the transaction, including obtaining regulatory approvals for the transaction and the approval of the merger agreement by the NATCO stockholders; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the impact of other acquisitions that Cameron or NATCO have made or may make before the transaction; competition and its effect on pricing; and exploration and development spending by E&P operators. Additional factors that may affect future results are contained in Cameron’s and NATCO’s filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site http://www.sec.gov.  Cameron and NATCO disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.

Additional Information and Where to Find It

In connection with the proposed merger, Cameron will file with the SEC a Registration Statement on Form S-4 and NATCO will file a proxy statement, which will be mailed to NATCO’s stockholders. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE S-4 AND PROXY STATEMENT REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the S-4 and proxy statement (when available) and other related documents filed by Cameron and NATCO with the SEC at the SEC’s website at www.sec.gov. The S-4 and proxy statement (when it is available) and the other documents may also be obtained for free by accessing Cameron’s website at www.c-a-m.com  under the heading “Investor Relations” and then under the heading “SEC Filings” or by accessing NATCO’s website at www.natcogroup.com under the tab “Investor Relations” and then under the heading “SEC Filings”.

Participants in the Solicitation

NATCO and its directors, executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the stockholders in connection with the proposed merger will be set forth in NATCO’s proxy statement when it is filed with the SEC. You can find information about NATCO’s executive officers and directors in their definitive proxy statement filed with the SEC on March 23, 2009. You can obtain free copies of these documents from NATCO using the contact information above.